THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

                                 June 3, 2009

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Branch Chief

                              RE:     Cormac Mining Inc.
                             Post Effective No. 1 to Form S-1 Registration Statement
                             Registration No. 333-153140

Dear Ms. Parker:

Cormac Mining Inc. (the ACompany@) has filed a post-effective amendment to its Form S-1 registration statement.  The amendment has been filed as a result of the death of Peter Hill, one of the Company=s officers and directors.  Mr. Hill will not be replaced on the board of directors.  Disclosure has been made throughout and the financial statements and information updated.  No shares of common stock have been sold to anyone as of the date of this letter.  Accordingly, there are no funds to refund.  A new opinion has been issued by me and new consents filed as well.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Cormac Mining Inc.